BRITISH COLUMBIA
The Best Place on Earth

Number: C0908409

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that SOS LINK CORPORATION, has continued into British Columbia from the Jurisdiction of NEVADA, under the Business Corporations Act, with the name VENZA GOLD CORP. on April 15, 2011 at 04:35 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On April 15, 2011

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada